UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AXS-ONE INC.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	13-2966911 (I.R.S. Employer Identification no.)

301 Route 17 North, Rutherford, New Jersey (Address of principal executive offices)	07070 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

None.

If this form relates to the

registration of a class of securities

pursuant to Section 12(b) of the

Exchange Act and is effective

pursuant to General Instruction

A.(c), please check the following

box. ☐

If this form relates to the

registration of a class of securities

pursuant to Section 12(g) of the

Exchange Act and is effective

pursuant to General Instruction

A.(d), please check the following

box. ☒

Securities Act registration statement file number to which this form relates:	N/A
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share.

(Title of Class)

Item 1.     Description of Registrant’s Securities to be Registered.

AXS-One Inc. (the “Company”) is authorized to issue up to 50,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”).

The discussion set forth below describes the most important terms of our Common Stock, certificate of incorporation and bylaws as in effect on the date hereof. Because it is only a summary, this section does not contain all of the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our registration statement on Form S-l, File No. 33-93990.

Voting Rights. The holders of our Common Stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our Common Stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares would not be able to elect any directors. There is also no classification of our board of directors and all of our directors are subject to election at each meeting of stockholders called for such purpose. Our directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a stockholders’ meeting.

Dividend Rights. All shares of our Common Stock are entitled to share ratably in any dividends our board of directors may declare on the Common Stock from legally available sources.

Liquidation Rights. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all shares of our Common Stock are entitled to share equally in the assets available for distribution to holders of Common Stock after payment of all of our prior obligations and satisfaction of any liquidation preference granted to holders of any outstanding shares of our preferred stock, par value $0.01 per share (the “Preferred Stock”). We are authorized to issue up to 5,000,000 shares of Preferred Stock and our board of directors, without further stockholder approval, has the authority to issue, at any time and from time to time, the Preferred Stock in such series and with such powers, designations, preferences, rights, qualifications, limitations and restrictions, to the full extent now or hereafter permitted by Delaware law, as our board of directors may determine. On the date hereof, no shares of Preferred Stock are issued and outstanding.

Other Matters. The holders of our Common Stock have no preemptive or conversion rights, and our Common Stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of our Common Stock are fully paid and non-assessable.

Certain Anti-Takeover Provisions

No Action without Meeting. Our certificate of incorporation provides that action required or permitted to be taken by our stockholders at any special or annual meeting of stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu of a duly called meeting.

Blank Check Preferred Stock. Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock in one or more series without further approval of our stockholders. The board of directors has the power to determine the designations, rights and preferences of any such class of preferred stock.

Calling Stockholder Meetings. Our bylaws provide that meetings of the stockholders may only be called by (i) any two directors or any officer instructed by the directors to call a meeting or (ii) any holder or holders of at least 25% of our common stock. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting of shares.

Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits an interested shareholder (generally defined as a person who owns 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination with that corporation for three years following the date he or she became an interested shareholder.

The three-year moratorium is not applicable when:

(i) prior to the date the shareholder became an interested shareholder, the board of directors of the corporation approved the business combination or the transaction that resulted in the shareholder becoming an interested shareholder,

(ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, he or she owned at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation and by certain employee stock plans), or

(iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the shareholder affirmative vote at a meeting of shareholders of at least two-thirds of the outstanding voting stock entitled to vote thereon, excluding shares owned by the interested shareholder.

These restrictions of Delaware law generally do not apply to business combinations with an interested shareholder that are proposed subsequent to the public announcement of, and prior to the consummation or abandonment of, certain mergers, sales of 50% or more of a corporation’s assets or tender offers for 50% or more of a corporation’s voting stock.

Item 2.     Exhibits.

List below all exhibits filed as a part of the registration statement:

1.     Form of Common Stock Certificate

2.     Certificate of Incorporation of the Company (incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form S-l, File No. 33-93990)

3.     Bylaws of the Company (incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form S-l, File No. 33-93990)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AXS-ONE INC.
Date: November 5, 2007	By:	/s/ Joseph Dwyer
	Name:	Joseph Dwyer
	Title:	Executive Vice President and Chief Financial Officer